                              Sch 13G, Stewart, 99


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                        TAITRON COMPONENTS INCORPORATED
             ------------------------------------------------------
                                (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  874028 10 3
                              --------------------
                                 (CUSIP Number)
                                 -------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stewart Wang


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                              Sch 13G, Stewart, 99



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [   ]
                                                  (b)  [   ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                  5    SOLE VOTING POWER
                       829,812**

NUMBER OF         6    SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH     7    SOLE DISPOSITIVE POWER
REPORTING              829,812**
PERSON WITH:
                  8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     829,812**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.19%

12   TYPE OF REPORTING PERSON

     IN

** Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 700 shares of Class A Common Stock owned of record by Mr. Wang's wife; and; 66,500 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.


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                              Sch 13G, Stewart, 99

ITEM 1(A).     NAME OF ISSUER:

               Taitron Components Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               25202 Anza Drive
               Santa Clarita, California 91355

ITEM 2(A).     NAME OF PERSON FILING:

               Stewart Wang

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               25202 Anza Drive
               Santa Clarita, California 91355

ITEM 2(C).     CITIZENSHIP:

               United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.001 per share

ITEM 2(E).     CUSIP NUMBER:

               874028 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable

ITEM 4.            OWNERSHIP:

ITEM 4(A)      AMOUNT BENEFICIALLY OWNED:

               829,812**

ITEM 4(B)      PERCENT OF CLASS:


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                              Sch 13G, Stewart, 99

               14.19%

ITEM 4(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               829,812**

ITEM 4(I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               829,812**

ITEM 4(II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               829,812**

ITEM 4(IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

** Includes 762,612 shares of Class A Common Stock issuable upon conversion of 762,612 shares of Class B Common Stock owned by Mr. Wang; 700 shares of Class A Common Stock owned of record by Mr. Wang's wife; and; 66,500 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable. The Class B Common Stock is identical in all material respects with the Class A Common Stock, except that it carries 10 votes per share as compared to 1 vote per share.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable


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                              Sch 13G, Stewart, 99


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      January 31, 2000
      ------------------------------------------------------
                           (Date)

                        /s/Stewart Wang
      ------------------------------------------------------
                          (Signature)


                   Stewart Wang, CEO and President
       ------------------------------------------------------
                          (Name/Title)



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